                                                                 EXHIBIT (d)(16)


Amendment 1 to the Sybase Employment and Non Solicitation Agreement

This Amendment is made the 16th day of February 2001, pursuant to paragraph 8.c) of the Employment and Non Solicitation Agreement by and between Sybase Inc., a Delaware corporation ("Sybase"), and Fred Horn, an individual residing at Denver, Colorado. (The "Employee").

Sybase acknowledges and accepts that Employee has entered into the Amended New Era of Networks, Inc Change of Control Severance Agreement dated February 16, 2001 ("NEON Amendment"). The NEON Amendment is attached and incorporated herein. Where there is conflict in the terms or effects between the Sybase Employment and Non Solicitation Agreement and the NEON Amendment the provisions of the NEON Amendment shall prevail.


/s/ FRED HORN
----------------------
Fred Horn                     Dated: February 20, 2001